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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

On Assignment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per sharre

(Title of Class of Securities)

682159 10 8

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 682159 10 8

1.	Name of Reporting Person: River Cities Capital Fund Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 31-1413379

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 509,259

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 351,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 509,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 682159 10 8

1.	Name of Reporting Person: River Cities Capital Fund II Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 31-1612088

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 509,259

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 351,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 509,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 682159 10 8

1.	Name of Reporting Person: River Cities Management Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 31-1413380

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 509,259

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 351,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 509,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 682159 10 8

1.	Name of Reporting Person: Mayson, Inc.		I.R.S. Identification Nos. of above persons (entities only): 31-1413369

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 509,259

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 351,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 509,259

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9%

12.	Type of Reporting Person: CO

13G

Item 1.
	(a)	Name of Issuer:
On Assignment, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
26651 West Agoura Road, Calabasas CA 91302

Item 2.
	(a)	Name of Person Filing (collectively, the "Reporting Persons"):
River Cities Capital Fund Limited Partnership ("RCCF") River Cities Capital Fund II Limited Partnership ("RCCF II") River Cities Management Limited Partnership ("RCM") Mayson, Inc. ("Mayson")
	(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person:
221 East Fourth Street, Suite 1900, Cincinnati, Ohio 45202-4147
	(c)	Citizenship:
Each of RCCF, RCCF II and RCM is a partnership organized in Delaware and Mayson is an Ohio corporation.
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e)	CUSIP Number:
682159 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
RCCF: 509,259 RCCF II: 509,259 RCM: 509,259 Mayson: 509,259
(b) Percent of class:
RCCF: 1.9% RCCF II: 1.9% RCM: 1.9% Mayson: 1.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
RCCF: 0 RCCF II: 0 RCM: 0 Mayson: 0
(ii) Shared power to vote or to direct the vote:
RCCF: 509,259 RCCF II: 509,259 RCM: 509,259 Mayson: 509,259
(iii) Sole power to dispose or to direct the disposition of:
RCCF: 0 RCCF II: 0 RCM: 0 Mayson: 0
(iv) Shared power to dispose or to direct the disposition of:
RCCF: 351,150 RCCF II: 351,150 RCM: 351,150 Mayson: 351,150

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

RCCF directly owns 393,188 shares of common stock of the Issuer and RCCF II directly owns 116,071 shares of common stock of the Issuer, which shares were acquired on April 19, 2002, pursuant to the terms of an Agreement and Plan of Merger dated March 27, 2002 and certain associated documents. The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k) expressly disclaim being part of a "group" with any other person or entity.
Mayson is the sole general partner of RCM and RCM is the sole general partner of RCCF. Mayson is the sole general partner of RCCF II.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003.

RIVER CITIES CAPITAL FUND LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield
R. Glen Mayfield, Vice President of Mayson, Inc., the General Partner of River Cities Management Limited Partnership, the General Partner of River Cities Capital Fund Limited Partnership

RIVER CITIES CAPITAL FUND II LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President of Mayson, Inc., the General Partner of River Cities Capital Fund II Limited Partnership

MAYSON, INC.

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President and Secretary

RIVER CITIES MANAGEMENT LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President and Secretary of Mayson, Inc., the General Partner of River Cities Management Limited Partnership

EXHIBIT A

AGREEMENT OF JOINT FILING

     Pursuant to Regulation 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13G (including any and all amendments) (the “Statement”) to which this Agreement of Joint Filing is attached as an exhibit. The undersigned persons hereby agree that such Statement is, and any such amendments thereto will be, filed on behalf of each of them. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February 2003.

RIVER CITIES CAPITAL FUND LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield
R. Glen Mayfield, Vice President of Mayson, Inc., the General Partner of River Cities Management Limited Partnership, the General Partner of River Cities Capital Fund Limited Partnership

RIVER CITIES CAPITAL FUND II LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President of Mayson, Inc., the General Partner of River Cities Capital Fund II Limited Partnership

MAYSON, INC.

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President and Secretary

RIVER CITIES MANAGEMENT LIMITED PARTNERSHIP

By:	/s/ R. Glen Mayfield R. Glen Mayfield, Vice President and Secretary of Mayson, Inc., the General Partner of River Cities Management Limited Partnership